Seacoast Banking Corporation of Florida

815 Colorado Avenue

Stuart, Florida 34994

January 20, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn:    Erin E. Martin

Re:	Seacoast Banking Corporation of Florida
Registration Statement on Form S-4
File No. 333-208546

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Seacoast Banking Corporation of Florida, a Florida corporation (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 12:00 p.m. ET on January 21, 2016 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to William P. Mills of Cadwalader, Wickersham & Taft LLP at (212) 504-6436 and that such effectiveness also be confirmed in writing.

Very truly yours,

SEACOAST BANKING CORPORATION OF FLORIDA

/s/ Stephen A. Fowle
By:	Stephen A. Fowle
Title:	Chief Financial Officer

cc:	William P. Mills, Esq.
Andrew P. Alin, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

[Signature Page to Acceleration Request]